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                            April 21, 2021

       Kevin Rakin
       Chief Executive Officer
       HighCape Capital Acquisition Corp.
       452 Fifth Avenue, 21st Floor
       New York, NY 10018

                                                        Re: HighCape Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 7, 2021
                                                            File No. 333-253691

       Dear Mr. Rakin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4 filed April 7,
2021

       Current Projected Financial Information of Quantum-Si, page 108

   1. Please refer to prior comment 15. You disclose that the $810 pre-money valuation of
                                                        Quantum-SI was
determined based on a third-party valuation provided by J.P. Morgan in combination with other
sources, including due diligence performed on Quantum- Si   s
                                                        business operations,
industry research reports and data and management   s experience in
                                                        evaluating projections
and conducting valuations of businesses. Please revise to further explain the
assumptions, uncertainties and contingencies related to the projected revenue growth rate
from 2021 to 2025. Include in your response a brief explanation of the assumed "12%
utilization of consumable pull-through per instrument." Additionally, please revise to
describe the extent to which the financial projections provided by
                                                        Quantum-Si factored
into or supported your valuation. Please also explain how these
 Kevin Rakin
HighCape Capital Acquisition Corp.
April 21, 2021
Page 2
      projections were used by management. In this regard, clarify whether the projections were accepted or whether management or the Board made any adjustments to these projections and if so, describe such adjustments.
HighCape's Board of Directors' Reasons for the Approval of the Business Combination, page
110

2. We note your disclosure that, among other sources, the HighCape Board relied upon the third-party valuation provided by J.P. Morgan. Please expand your disclosure in the
      "Background of the Business Combination" section to include the information required by
      Item 1015(b) of Regulation M-A with respect to J.P. Morgan's third-party valuation. Refer to Item 14(b)(6) of Schedule 14A.
Certain Material U.S. Federal Income Tax Considerations, page 276

3.    We note that you have filed a form of short-form tax opinion as Exhibit
8.1. We also note
      that the opinion states that the disclosures under the heading    Certain
Material U.S.
      Federal Income Tax Considerations    constitute accurate descriptions or
summaries of
      such matters in all material respects. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. Refer to Section III.B.2 of Staff Legal Bulletin
      19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Rakin
                                                             Division of
Corporation Finance
Comapany NameHighCape Capital Acquisition Corp.
                                                             Office of Life
Sciences
April 21, 2021 Page 2
cc:       David Johansen, Esq.
FirstName LastName